                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002

                                                         or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                         COMMISSION FILE NUMBER 0-19969

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ARKANSAS BEST 401(k) SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ARKANSAS BEST CORPORATION
                             3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Arkansas Best 401(k) Savings Plan
As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

                        Arkansas Best 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                        As of December 31, 2002 and 2001,
                    and for the Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors..................................................1


Audited Financial Statements

Statements of Net Assets Available for Benefits.................................2
Statement of Changes in Net Assets Available for Benefits.......................3
Notes to Financial Statements...................................................4

Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year).................10

                         Report of Independent Auditors

Investment Committee and Plan Administrator
Arkansas Best 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Arkansas Best 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Little Rock, Arkansas
May 16, 2003

                        Arkansas Best 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                         2002             2001
                                                     -------------   -------------
ASSETS
Investments:
   Mutual funds                                      $ 116,371,614   $ 128,657,971
   Common stock of Arkansas Best Corporation            11,444,336      12,485,055
   Other common stocks                                   3,392,193       5,047,271
   Other                                                     7,961         321,285
   Participant notes receivable                          3,750,134       4,107,726
                                                     -------------   -------------
Total investments                                      134,966,238     150,619,308

Receivables:
   Participant contributions                               691,589          59,199
   Employer contributions                                  404,731         271,176
   Other receivables                                         5,135              --
                                                     -------------   -------------
Total receivables                                        1,101,455         330,375
                                                     -------------   -------------
Net assets available for benefits                    $ 136,067,693   $ 150,949,683
                                                     =============   =============



See accompanying notes.

                        Arkansas Best 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment income (loss):
   Interest and dividends                                 $   2,391,370
   Net depreciation in fair value of investments            (24,023,479)
                                                          -------------
                                                            (21,632,109)
Contributions:
   Employee                                                  11,357,912
   Employer                                                   3,415,219
                                                          -------------
                                                             14,773,131
                                                          -------------
Net additions                                                (6,858,978)

DEDUCTIONS
Benefit payments                                              7,098,062
Administrative expenses                                          32,245
                                                          -------------
                                                              7,130,307
                                                          -------------

Net decrease prior to transfers                             (13,989,285)
Transfer of assets                                             (892,705)
                                                          -------------
Net decrease                                                (14,881,990)
Net assets available for benefits, at beginning of year     150,949,683
                                                          -------------
Net assets available for benefits, at end of year         $ 136,067,693
                                                          =============


See accompanying notes.

                        Arkansas Best 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2002


1. DESCRIPTION OF PLAN

The following brief description of the Arkansas Best 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution retirement savings plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, and Land-Marine Cargo, Inc. (collectively, the Company). Effective September 1, 2001, G. I. Trucking Company (G. I.) ceased to be a participating company in the plan and the G. I. participants became fully vested in their accounts. On November 14, 2001, investments totaling approximately $16.7 million were transferred to a successor plan, representing the fair value of the individual accounts of G. I. participants at the date of the transfer. The remaining participant balances were transferred to a successor plan during 2002.

The Plan covers substantially all regular full-time employees of the Company, except for employees of a collective bargaining unit, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain levels of service, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute a percentage of pretax compensation, as defined in the Plan document. Effective January 1, 1999, the Plan was amended to allow for an automatic 3% pre-tax contribution by participants who do not elect in writing to not have contributions made to the Plan, however, the Company has chosen not to utilize this provision. Certain participating companies provide company matching contributions to encourage participation in the Plan. In addition to the Company matching contributions, each participating company may make an additional annual contribution at the discretion of each participating company's Board of Directors. For the year ended December 31, 2002, no additional contributions were made.

                        Arkansas Best 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

Effective January 1, 2002, the Plan allowed participant and Company matching contributions as outlined in the following table:

                                                        PARTICIPANT                 COMPANY MATCHING
    PARTICIPATING COMPANY                               CONTRIBUTION                  CONTRIBUTION
    -------------------------                            ---------                -------------------
    Arkansas Best Corporation                            1% to 50%                50% of the first 6%
    Data-Tronics Corp.                                   1% to 50%                50% of the first 6%
    ABF Cartage, Inc.                                    1% to 50%                50% of the first 6%
    ABF Freight System, Inc.                             1% to 50%                50% of the first 6%
    Land-Marine Cargo, Inc.                              1% to 50%                50% of the first 6%
    FleetNet America, LLC                                1% to 50%                No match

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the matching contributions and any discretionary contributions, and (b) Plan earnings and is charged with benefit payments and administration expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

VESTING

Participants are immediately vested in their contributions plus earnings thereon. If the participant was employed after December 31, 2001, the value of the matching contributions and earnings becomes 100% vested after three years of service with the Company. If the participant was not employed after December 31, 2001, the value of the matching contributions and earnings becomes 100% vested after five years of service with the Company. Upon total and permanent disability or death, participants become 100% vested in matching contributions and earnings. Forfeitures of nonvested amounts are used to reduce the Company's future matching contributions.

                        Arkansas Best 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their accounts, subject to a minimum of $1,000 and a maximum calculated as the lesser of: (a) 50% of the participant's vested account balance or (b) $50,000 reduced by the participant's highest loan balance in the preceding twelve-month period. Loan terms generally range from one to five years; however, if the loan is for the purchase of a primary residence, the repayment period may range from one to ten years. Each loan is secured by 50% of the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates. Repayment is made through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant or the designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested account balance at the date of termination.

ADMINISTRATIVE EXPENSES

All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal, and consulting fees incurred by the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan and the Trust at any time, by action of the Board of Directors and subject to the provisions of ERISA. The accounts of all participants affected by a termination will become nonforfeitable as of the date of termination. In the event of Plan termination, all participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

                        Arkansas Best 401(k) Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Common stocks are valued at the closing market price of the principal market on which the stock is traded. Mutual fund shares are valued based on published market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest and dividends are recorded on the accrual basis.

RECLASSIFICATION

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. INVESTMENTS

The Plan's investments are held in the Arkansas Best Corporation and Affiliates Employees' Investment Trust No. 1 (the Trust). The trustee for the Plan's investments is Fidelity Management Trust Company (Fidelity).

                        Arkansas Best 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                                         DECEMBER 31,
                                                                                             2002
                                                                                       ----------------
 Fidelity Retirement Money Market Portfolio                                            $     21,503,751
 Fidelity Freedom 2010 Fund                                                                  13,635,823
 Fidelity Magellan Fund                                                                      40,162,149
 Fidelity Spartan U.S. Equity Index Fund                                                      7,784,890
 Fidelity Capital Appreciation Fund                                                           8,098,501
 Common stock of Arkansas Best Corporation                                                   11,444,336
 PIMCO Total Return ADM Fund                                                                  8,432,297


                                                                                         DECEMBER 31,
                                                                                             2001
                                                                                       ----------------
 Fidelity Retirement Money Market Portfolio                                            $     19,880,916
 Fidelity Freedom 2010 Fund                                                                  14,680,983
 Fidelity Magellan Fund                                                                      53,510,853
 Fidelity Spartan U.S. Equity Index Fund                                                     10,212,408
 Fidelity Capital Appreciation Fund                                                          10,185,179
 Common stock of Arkansas Best Corporation                                                   12,485,055

During 2002 the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

                                                                                       NET DEPRECIATION
                                                                                       IN FAIR VALUE OF
                                                                                         INVESTMENTS
                                                                                       ----------------
     Mutual funds                                                                      $    (21,145,372)
     Common stocks                                                                           (2,878,207)
                                                                                       ----------------
                                                                                       $    (24,023,479)
                                                                                       ================

                        Arkansas Best 401(k) Savings Plan

4. LIFE INSURANCE POLICIES

Insurance policies that were purchased under a prior option of the Plan continue to exist; however, new investments in individual or group policies are not allowed. Plan participants as of July 1, 1987, who invested in the insurance option, continue to pay premiums and receive benefits in accordance with the previously existing provisions of the Plan.

The Plan does not record any assets or liabilities in connection with the previous life insurance option. The Plan purchases individual life insurance contracts on behalf of the participants when contributions are made, with the participant's account as beneficiary. The Plan itself has no liability to pay any death benefits, because the insurance company assumes this liability upon issuance of the policies.

Upon the death of the insured, the death benefits received by the Plan from the insurance company are credited to the participant's account. The Plan cannot purchase or terminate life insurance for a participant without that participant's consent. Any cash surrender value received by the Plan upon termination of a life insurance policy is credited to the participant's account.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                        Arkansas Best 401(k) Savings Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                               EIN No. 71-0673405
                                  Plan No. 002

                                December 31, 2002

                                                                     (c)
                         (b)                              DESCRIPTION OF INVESTMENT,                                     (e)
             IDENTITY OF ISSUER, BORROWER,          INCLUDING MATURITY DATE, RATE OF INTEREST,           (d)           CURRENT
(a)            LESSOR OR SIMILAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE               COST            VALUE
------------------------------------------------------------------------------------------------------------------------------------
    MUTUAL FUNDS
*   Fidelity Management Trust Company          Retirement Money Market Portfolio - 21,503,751 shares      **      $    21,503,751
*   Fidelity Management Trust Company          Capital Appreciation Fund - 500,525 shares                 **            8,098,501
*   Fidelity Management Trust Company          Magellan Fund - 508,639 shares                             **           40,162,149
*   Fidelity Management Trust Company          Spartan U.S. Equity Index Fund - 249,916 shares            **            7,784,890
    American Advantage Investment Services     American Advantage Intl Equity Fund - 75,828 shares        **              900,082
*   Fidelity Management Trust Company          Fidelity Freedom Income Fund - 30,221 shares               **              320,344
*   Fidelity Management Trust Company          Fidelity Freedom 2000 Fund - 57,039 shares                 **              627,994
*   Fidelity Management Trust Company          Fidelity Freedom 2010 Fund - 1,191,943 shares              **           13,635,823
*   Fidelity Management Trust Company          Fidelity Freedom 2020 Fund - 210,136 shares                **            2,235,847
*   Fidelity Management Trust Company          Fidelity Freedom 2030 Fund - 110,993 shares                **            1,136,575
*   Fidelity Management Trust Company          Fidelity Freedom 2040 Fund - 90,498 shares                 **              530,316
*   Fidelity Management Trust Company          Spartan Extended Market Index Fund - 39,849 shares         **              766,299
*   Fidelity Management Trust Company          Spartan International Index Fund - 16,134 shares           **              324,948
*   Fidelity Management Trust Company          Fidelity US Bond Index Fund - 187,408 shares               **            2,106,464
    Pacific Investment Management Company      PIMCO Total Return ADM Fund - 790,281 shares               **            8,432,297
    Dodge & Cox Funds                          Dodge & Cox Stock Fund - 15,233 shares                     **            1,341,246
    Fidelity Management Trust Company          Fidelity Low-Priced Stock Fund - 143,337 shares            **            3,607,801

    COMMON STOCK
*   Arkansas Best Corporation                  440,489 shares                                             **           11,444,336

    BROKERAGELINK SELF-DIRECTED ACCOUNT
*   Fidelity Brokerage Services, LLC                                                                      **            6,256,441

*   PARTICIPANTS                               Notes receivable with interest rates of 8% to 11%          --            3,750,134
                                                                                                                  ---------------
                                                                                                                  $   134,966,238
                                                                                                                  ===============


*   Indicates party-in-interest to the Plan.
** Investments are participant-directed; thus cost information is not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                              Arkansas Best 401(k) Savings Plan



                                              /s/ Judy R. McReynolds
                                              ----------------------------------
June 24, 2003                                 Judy R. McReynolds
                                              Vice President and Controller

                                  EXHIBIT INDEX


     EXHIBIT NUMBER                            SEQ. DESCRIPTION                              PAGE NO.
-----------------------------------------------------------------------------------------------------------
         23               Consent of Ernst & Young LLP                                          12

         32.1             Certification of Chief Financial Officer pursuant to 18               13
                          U.S.C. Section 1350, as adopted pursuant to Section 906
                          of the Sarbanes-Oxley Act of 2002

         32.2             Certification of Chief Executive Officer pursuant to 18               14
                          U.S.C. Section 1350, as adopted pursuant to Section 906
                          of the Sarbanes-Oxley Act of 2002